Summarized Minutes of the Meeting of the Board of Directors DATE AND TIME: On October 30, 2025, at 9:00 a.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the members elected, with the participation of Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY ADOPTED: 1. It is recorded the removal of the Officers (i) Thales Ferreira Silva, effective as of the present date; and (ii) João Filipe Fernandes da Costa Araújo, effective as of the date of Albano Manoel Almeida’s investiture. 2. Elected to the position of Officers of the Company: (i) ALBANO MANOEL ALMEIDA, Brazilian, married, engineer, bearer of the Identity Card (RG- SSP/SP) No. 28.198.495-5 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 286.052.458-40; and (ii) FLAVIO RIBEIRO IGLESIAS, Brazilian, married, engineer, bearer of the Identity Card (RG- SSP/SP) No. 27.560.603-X, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 260.111.178-05, both domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, for the annual term of office in course, which will be effective until the members elected at the meeting of this Board immediately after the Annual General Stockholders’ Meeting of 2026 take office. 3. It is recorded that the elected Officers: (i) submitted substantiating documents of compliance with prior conditions for eligibility pursuant to articles 146 and 147 of Law No. 6,404/76 and current regulations, particularly in Resolution No. 4,970/21 of the National Monetary Council (“CMN”) and in Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission, including clearance certificates, and all these documents were filed at the Company’s head office; and (ii) shall be vested in their positions following ratification of their election by the Central Bank of Brazil. 4. Finally, it was recorded that the other positions of the Board of Officers remained unchanged.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), October 30, 2025. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Ricardo Villela Marino – Vice-Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fabrício Bloisi Rocha, João Moreira Salles, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board Members. GUSTAVO LOPES RODRIGUES Investor Relations Officer